Exhibit 99.1

AMERICAS GOLD AND SILVER ANNOUNCES CHANGE OF LOCATION FOR 2020 ANNUAL SHAREHOLDERS’ MEETING

TORONTO, ONTARIO – April 23, 2020 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, today announced that due to public health and safety concerns related to the coronavirus disease 2019 (COVID-19) situation, the location of the Annual General Meeting (the “Meeting”) of Shareholders of the Company has been changed to the Company’s head office at Suite 2870, 145 King Street West, Toronto, Ontario, M5H 1J8 (the “Meeting Location”). As previously announced, the meeting will be held on Thursday, May 14, 2020 at 10:00 a.m. EDT.

If, for reasons beyond the control of the Company, the Company shall determine that it has become impractical or impermissible to hold the Meeting at the Meeting Location, including in an effort to safeguard the health of all stakeholders and the broader community associated with the COVID-19 pandemic, the Company has made arrangements with Alliance Advisors such that the Meeting shall be adjourned to a virtual-only Meeting to be held on Thursday the 14th day of May, 2020 at 10:00 a.m. EDT for the purposes of conducting the Meeting Business at http://viewproxy.com/AmericasGoldandSilverCorp/2020/VM/ where shareholders may attend and participate via live webcast. Notice of any such adjournment and details and information relating to such a change to a virtual-only Meeting, including instructions for attending and participating in a virtual-only Meeting, will be provided as far in advance of the Meeting as practicable by press release, filings on SEDAR and EDGAR, and on the Company’s website at www.americas‐gold.com/investors/shareholder‐meeting‐documents/; however, given the context of ever-evolving facts and circumstances, the timing of such prior notice of such change to a virtual-only Meeting cannot be guaranteed at this time. In the event that the Company determines to hold the Meeting as a virtual-only Meeting, shareholders will be permitted to communicate with each other during the Meeting, regardless of their geographic location; however, shareholders will not be able to attend the Meeting in person.

Given the context of the COVID-19 situation, the Company’s Board of Directors, auditors and other advisors do not plan on attending, and in some cases are not permitted to cross international borders for the purpose of attending, at the Meeting, and due to further government orders concerning the maximum size of public gatherings or otherwise, the Company may be unable to admit shareholders to the Meeting. The Ontario government issued an emergency order dated March 28, 2020 (the “Order”) which prohibits gatherings of more than five people. If this Order, or another law or order is in place on the date of the Meeting, the Company intends to proceed with the Meeting so long as quorum is satisfied, and attendance will be limited to the maximum number of people permitted by law. The Company strongly encourages each Shareholder to submit a form of proxy or voting instruction form in advance of the Meeting and not plan on attending the Meeting in person, in order to comply with government and public health directives regarding social distancing.

Shareholders are encouraged to vote in advance of the Meeting by completing, signing, dating and returning the previously provided form of proxy by mail or by following the instructions for voting by telephone or internet in the form of proxy. Only shareholders of record at the close of business on April 3, 2020 will be entitled to vote on the Meeting Business.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high‐growth precious metals mining company with multiple assets in North America. The Company’s newest asset, Relief Canyon in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%‐owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas‐gold.com.

For more information:

Stefan Axell Darren Blasutti

VP, Corporate Development & Communications President and CEO

Americas Gold and Silver Corporation Americas Gold and Silver Corporation

416‐874‐1708 416‐848‐9503

Cautionary Statement on Forward‐Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the effects of COVID-19 on the Company and its upcoming Meeting or the Meeting Location. Often, but not always, forward looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward‐looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.